FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 29 November 2019

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Announcement of NatWest Markets N.V. transfer

29 November 2019

NatWest Markets Plc (NWM Plc) has today purchased RBS Holdings N.V. (RBSH), NatWest Markets N.V.’s (NWM NV) immediate parent, from RFS Holdings B.V. (RFSH). All entities are wholly owned by The Royal Bank of Scotland Group plc (RBSG).

NWM Plc has acquired all the shares in RBSH for a value of €2.165bn (c. £1.9bn). The purchase is funded by an equity contribution of €2.165bn (c. £1.9bn) from RBSG to NWM Plc.

NWM Plc details

•	NWM Plc will consolidate the results of RBSH/NWM NV with immediate effect.

•	The impact on the NWM Plc solo CET1 ratio is accretive by c.30bps.

RBSG details

•	There is no impact to RBSG balance sheet or RWAs at a consolidated level.

•	The transfer, and subsequent liquidation of RFSH, will result in RBSG recording a FX recycling gain of approximately £1.2bn; this will be capital and TNAV neutral.

Entity structure post transfer

For further information, please contact:

Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 (0) 207 672 1758

RBS Media Relations

+44 (0) 131 523 4205

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG, NWM Plc or NWM NV's future economic results, business plans and current strategies. In particular, this document may include forward-looking statements relating to RBSG, NWM Plc or NWM NV in respect of, but not limited to: regulatory capital positions and related requirements, financial positions, profitability and financial performance (including financial, capital and operational targets), access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, exposure to third party risks, ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG, NWM Plc or NWM NV's actual results are discussed in each of RBSG, NWM Plc and NWM NV’s respective 2018 Annual Report and Accounts and their respective Interim Results for H1 2019, and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG, NWM Plc and NWM NV do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	29 November 2019	By:	/s/ Morven Adderton
			Name:	Morven Adderton
			Title:	Assistant Secretary